Exhibit 99.3
Notice to ASX/LSE

Notice of dividend currency exchange rates – 2019 final dividend

8 April 2020

On 26 February 2020, Rio Tinto announced a final dividend of 231.00 US cents per share for the full year ending 31 December 2019, with Rio Tinto Limited shareholders to be paid 349.74 Australian cents per ordinary share and Rio Tinto plc shareholders to be paid 177.47 pence per ordinary share.

American Depositary Receipt (ADR) holders receive dividends in US dollars as announced on 26 February 2020.

The currency exchange rates which apply for Rio Tinto Limited shareholders who elect to receive the final dividend in pounds sterling and Rio Tinto plc shareholders who elect to receive the final dividend in Australian dollars are the currency exchange rates applicable on 7 April 2020, being five business days prior to the dividend payment date.

This announcement confirms the currency exchange rates applicable for the 2019 final dividend for shareholders who have made a currency election:

Declared 2019 final dividend	Exchange rate	Dividend per share following currency election
349.74 Australian cents	0.50212	175.61 British pence
177.47 British pence	1.99155	353.44 Australian cents

The final dividend will be paid to shareholders of Rio Tinto Limited and Rio Tinto plc and to ADR holders on 16 April 2020.

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1 Additional regulated information required to be disclosed under the laws of a Member State

Contacts

media.enquiries@riotinto.com
riotinto.com
Follow @RioTinto on Twitter

Media Relations, United Kingdom
Illtud Harri
M +44 7920 503 600

David Outhwaite
T +44 20 7781 1623
M +44 7787 597 493

Media Relations, Americas
Matthew Klar
T +1 514 608 4429

Media Relations, Asia
Grant Donald
T +65 6679 9290
M +65 9722 6028

Media Relations, Australia Jonathan Rose T +61 3 9283 3088 M +61 447 028 913 Matt Chambers T +61 3 9283 3087 M +61 433 525 739 Jesse Riseborough T +61 8 6211 6013 M +61 436 653 412
Investor Relations, United Kingdom Menno Sanderse T: +44 20 7781 1517 M: +44 7825 195 178 David Ovington T +44 20 7781 2051 M +44 7920 010 978	Investor Relations, Australia Natalie Worley T +61 3 9283 3063 M +61 409 210 462 Amar Jambaa T +61 3 9283 3627 M +61 472 865 948
Group Company Secretary Steve Allen Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Joint Company Secretary Tim Paine Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

This announcement is authorised for release to the market by Rio Tinto’s Group Company Secretary.